

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

October 24, 2007

By US Mail and Facsimile

Sichenzia Ross Friedman Ference LLP
Agent for Service
Attn: Steve Fleming
Purden Lake Resource Corp.
61 Broadway, 32nd Floor
New York, NY 10006

> **Re: Purden Lake Resource Corp.
> Amendment No. 1 to Registration Statement on Form SB-2
> Filed October 2, 2007
> File No. 333-145620**

Dear Mr. Fleming:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide an updated balance sheet and financial statements as required by Item 310(a) of Regulation S-B.

Summary

General Information, page 4

2.   We note your response to our prior comment 1 and reissue it in part. Please update
your disclosure in regard to the type of minerals you will be mining for under the
"Competition" section on page 28.

Risk Factors

"There is a risk that our property does not contain any bentonite deposits…," page 7

3.   We note your response to our prior comment 8 and your identity of Mr.
Hemingway, under the supervision of Mr. Kowalchuk, as the geologist who
prepared the geology report and will conduct the exploration work. However, on
pages 32-33 you indicate that Mr. Coetzee prepared the geology report and will do
the exploration work, and you filed a consent of Mr. Coetzee as exhibit 99.2. Please
advise. If Mr. Coetzee has done, and will be doing, exploration work for you,
please discuss his qualifications.

4.   Clarify what you mean by the statement that Mr. Hemingway "personally examined
the geology of the Property." Please explain whether Mr. Hemingway personally
visited the property, or personally examined reports on the internet or through some
other means that did not involve visiting the property. Further, explain the
"supervision" conducted by Mr. Kowalchuck.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Act of 1933 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: D. Levy